

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Robert C. Bohorad
President and Chief Executive Officer
Yuengling's Ice Cream Corporation
One Glenlake Parkway #650
Atlanta, GA 30328

>   **Re: Yuengling's Ice Cream Corporation**
>   **Form 10-K for the Year Ended October 31, 2022**
>   **Filed February 14, 2023**
>   **File No. 000-55398**

Dear Robert C. Bohorad:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing